August 26, 2008

Mr. Gary Todd

United States Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Dear Mr. Todd:

I am responding to your letter, dated July 22, 2008, with comments on our Form 10-KSB for the year ended December 31, 2007, and Form 10-QSB for the quarter ended March 31, 2008.  Following are our responses to your comments.

Form 10-KSB

1.

Please see the enclosed modification to Item 8A, providing the clear statement about the state of our disclosure controls and procedures as of December 31, 2007.  The items marked as changes are how Item 8A will be modified.  This will be included in our amended filing of Form 10-KSB.

2.

Please see the enclosed modification to Item 8A, providing the clear statement about the state of our disclosure controls and procedures as of December 31, 2007.  The items marked as changes are how Item 8A will be modified.  This will be included in our amended filing of Form 10-KSB.

3.

Please see the enclosed revision to the second paragraph of the audit report, spelling out the full name of the PCAOB.  This will be included in our amended filing of Form 10-KSB.

4.

Below is the reconciliation that you requested.

2007

2007

2006

Preferred

Warrants

Common

Net proceeds per Statement of

  Stockholders’ Equity

$66,474

$102,097

$5,097,982

Fair value of warrants issued

    to placement agents

75,820

116,449

182,174

Cash proceeds from issuance per

  Statements of Cash Flows

$142,294

$218,546

$5,280,156

In future filings we will include as a non-cash item on the statement of cash flows the FASB 123 charge for stock-based compensation to placement agents.

5.

Below is the reconciliation that you requested.

2007

2006

Stock-based compensation per Statements of Cash Flows

$1,086,133

$903,230

Fair value of warrants issued to placement agents

192,269

182,174

Stock-based compensation per Statement of

  Stockholders’ Equity

$1,278,402

$1,085,404

As noted in the response to comment #4, in future filings we will include as a non-cash item on the statement of cash flows the FASB 123 charge for stock-based compensation to placement agents.

6.

The net loss for 2007 of $3,854,206 was inadvertently omitted from the Statements of Stockholders’ Equity in the original filing, causing the amounts for Accumulated Deficit and Total Stockholders’ Equity to be overstated on that financial statement.    This will be revised in our amended filing of Form 10-KSB.

7.

Please see the enclosed example of how we will apply this comment, and correct the disclosure regarding our policy for accounting for equity instruments granted to other than employees, in future filings.

8.

Please see the enclosed table showing how we intend to apply this comment, with the table containing the information that we will provide about warrant issuances in future filings.

9.

Please see the enclosed example of how we will apply this comment, adding the relevant disclosures from paragraphs A240 and A241 of SFAS 123(R), in future filings.

10.

Please see the enclosed example of how we will expand upon disclosure of terms and provisions of the preferred shares in future filings.

Form 10-QSB

11.

Paragraph 9 of SFAS 140 states that a transferor of financial assets shall account for that transfer as a sale of the asset only if certain conditions are met.  Under our factoring agreement our accounts receivable are sold to the factoring company with full recourse to us, including the requirement that we repurchase any receivables that the factoring company has not been able to collect from the customer within sixty days.  This does not meet the requirements of paragraph 9, requiring that we account for our activities with the factoring company as a financing.

12.

Please see the response to your comment #11.  SFAS 140 requires that we account for our factored receivables as a financing rather than the sale of financial assets.  As such, we will keep the sold receivables on our books as assets and show the amounts received from the factoring company for sold receivables which have not yet been collected by the factoring company as a liability.  This will be reflected in future filings.

13.

Please see the enclosed modifications to the Principal Executive Officer and Principal Financial Officer certifications which will be revised in our amended filing of Form 10-QSB for the quarter ended March 31, 2008.  We will also amend our filing of Form 10-Q for the quarter ended June 30, 2008, to correct the wording of these certifications.

Please let me know if you have any questions regarding this response.  I can be reached by phone at (515) 233-8333 ext. 118, by fax at (515) 233-8337, or via e-mail at gbrown@bioforcenano.com, and I look forward to your comments on our reply to your letter.

We acknowledge that the company is responsible for the adequacy and accuracy of the disclosure in the filings, that staff comments or changes to disclosure in response to staff comments to not foreclose the SEC from taking any action with respect to the filings, and that the company many not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Thank you for your consideration.

Sincerely,

/s/ Gregory D. Brown

Gregory D. Brown

Chief Financial Officer

Cc:  Troy Nilson, Chisholm, Bierwolf & Nilson

BioForce Nanosciences Holdings, Inc.

Comment #1 – SEC Letter Dated July 22, 2008

Item 8A.  Controls and Procedures.

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) as of December 31, 2007.

Our internal controls over financial reporting are designed by, or under the supervision of, our Chief Executive Officer and Chief Financial Officer, or persons performing similar functions, and effected by our board of directors, management and other personnel, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  Our internal control over financial reporting includes those policies and procedures that:

▪

Pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of our assets;

▪

Provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and

▪

Provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Based upon their evaluation, our management concluded that, as of December 31, 2007, our disclosure controls and procedures were not effective, for the reasons described in Management’s Report on Internal Control Over Financial Reporting in Item 8A(T) of this 2007 Annual Report on Form 10-KSB.

BioForce Nanosciences Holdings, Inc.

Comment #2 – SEC Letter Dated July 22, 2008

Item 8A(T).  Management’s Report on Internal Control Over Financial Reporting.

Management has evaluated the effectiveness of our internal control over financial reporting (ICFR) as of December 31, 2007 based on the control criteria established in a report entitled Internal Control – Integrated Framework published by the Committee of Sponsoring Organizations of the Treadway Commission, known as COSO.  Based on our assessment and those criteria, our management has concluded that our internal control over financial reporting had the following deficiencies as of December 31, 2007:

1)

Certain control procedures were unable to be verified due to performance of the procedure not being sufficiently documented.  As an example, some procedures requiring review of certain reports could not be verified due to there being no written notation on the report by the reviewer.  Because we were unable to verify these procedures, we conclude that as of December 31, 2007 there were control deficiencies related to the preparation and review of our interim and annual consolidated financial statements, in particular with respect to certain account reconciliations, journal entries and spreadsheets, and the authorization of sales transactions and customer billing rates.  While none of these control deficiencies resulted in audit adjustments to our 2007 interim or annual consolidated financial statements, they could result in a material misstatement to our interim or consolidated financial statements that would not be prevented or detected, and therefore we have determined that these control deficiencies constitute material weaknesses.

2)

Certain of our personnel had access to various financial application programs and data that was beyond the requirements of their individual job responsibilities.  While this control deficiency did not result in any audit adjustments to our 2007 interim or annual consolidated financial statements, it could result in a material misstatement to our interim or consolidated financial statements that would not be prevented or detected, and therefore we have determined that this control deficiency constitutes a material weakness.

3)

We did not maintain a level of personnel sufficient to execute certain computing controls over our information technology structure.  While this control deficiency did not result in any audit adjustments to our 2007 interim or annual consolidated financial statements, it could result in a material misstatement to our interim or consolidated financial statements that would not be prevented or detected, and therefore we have determined that this control deficiency constitutes a material weakness.

4)

We did not maintain adequate segregation of duties within certain areas impacting our financial reporting.  While this control deficiency did not result in any audit adjustments to our 2007 interim or annual consolidated financial statements, it could result in a material misstatement to our interim or consolidated financial statements that would not be prevented or detected, and therefore we have determined that this control deficiency constitutes a material weakness.

As a result of the deficiencies set forth above, our management believes that, as of December 31, 2007, our internal control over financial reporting was not effective, based upon the COSO control criteria.

To the extent reasonably possible given our resources, we will seek the advice of outside consultants and utilize internal resources to implement additional internal controls to address the above identified material weaknesses.  We are taking steps to implement additional review and approval procedures applicable to our financial reporting process, and are in the planning phase of creating and implementing new information technology policies and procedures related to controls over information technology operations, security and change management.

Through these steps, we believe that we are addressing the deficiencies that affected our internal control over financial reporting as of December 31, 2007.  Because the remedial actions require upgrading certain of our information technology systems, relying extensively on manual review and approval processes, and possibly hiring of additional personnel, we may not be able to conclude that these material weaknesses have been remedied until these controls have been successfully operation for some period of time.

Internal control over financial reporting cannot provide absolute assurance of achieving financial reporting objectives because of its inherent limitations.  It is a process that involves human diligence and compliance and is subject to lapses in judgment and breakdowns resulting from human failures.  It also can be circumvented by collusion or improper management override.

Because of such limitations, there is a risk that material misstatements may not be prevented or detected on a timely basis by internal control over financial reporting.  However, these inherent limitations are known features of the financial reporting process.  Therefore, it is possible to design into the process certain safeguards to reduce, though not eliminate, this risk.  Management is responsible for establishing and maintaining adequate internal control over our financial reporting.

This report does not include an attestation of our registered public accounting firm regarding internal control over financial reporting, pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management’s report in this annual report.

There have not been any changes in our internal control over financial reporting (as such term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) during the fourth quarter of 2007 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

BioForce Nanosciences Holdings, Inc.

Comment #3 – SEC Letter Dated July 22, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To The Board of Directors and Shareholders

BioForce Nanosciences Holdings, Inc.

We have audited the accompanying consolidated balance sheets of BioForce Nanosciences Holdings, Inc. as of December 31, 2007 and 2006, and the related consolidated statements of operations, stockholders' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BioForce Nanosciences Holdings, Inc. as of December 31, 2007 and 2006 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern.  As discussed in Note A to the consolidated financial statements, the Company has incurred substantial losses from operations and has limited sales of its products which raise substantial doubt about its ability to continue as a going concern.  Management's plans in regard to these matters are also described in Note A.  The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Chisholm, Bierwolf & Nilson, LLC

Bountiful, Utah

February 22, 2008

BioForce Nanosciences Holdings, Inc.

Comment #7 – SEC Letter Dated July 22, 2008

Excerpt from NOTE B – SIGNIFICANT ACCOUNTING POLICIES:

STOCK OPTIONS AND WARRANTS – Prior to January 1, 2006, we accounted for employee stock-based  compensation under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees,” and related interpretations (“APB 25”), as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  No stock-based employee compensation cost was recognized for option or warrant awards in our consolidated statements of operations for the periods prior to January 1, 2006, as all such awards had an exercise price equal to the market value of the Common Stock on the date of the grant in accordance with APB 25.

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), using the modified-prospective-transition method, for employee stock-based compensation.  Under this transition method, total compensation cost recognized in 2007 and 2006 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.  We estimated the fair value of our employee option and warrant awards granted prior to January 1, 2006 using the Black-Scholes option-pricing formula, and continue to use this model.  We record compensation expense for employee stock options and warrants ratably over the vesting period.  Results for prior periods have not been restated.

Our earnings per share for each of 2007 and 2006 were reduced by $0.04 as a result of implementation of SFAS 123R.

We account for non-employee stock-based compensation, including issuance of warrants, in accordance with Emerging Issues Task Force (EITF) 96-18 “Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods and Services.”  Amounts are based upon the fair value of the consideration received or the fair value of the equity instruments issued, whichever is more reliably measurable.  We estimate the fair value of stock purchase warrants using the Black-Scholes option-pricing formula.

BioForce Nanosciences Holdings, Inc.

Comment #8 – SEC Letter Dated July 22, 2008

Excerpt from NOTE E –STOCK WARRANTS AND OPTIONS:

4,480,000 Common Stock purchase warrants were issued during 2007.  The significant terms and conditions of those warrants are presented below.

Exercise

  Contractual

Number

Price

Life

Issued To

Other Conditions

80,000

$1.50

10 years

Consultant

- 12 month vesting

- Piggyback registration rights

- $50,284 fair value recorded as general and

     administrative cost over vesting period

500,000

$0.75

5 years

Investor

- Immediately vested

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- Mandatory exercise under certain Common Stock

     volume and price trading circumstances

- $187,476 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

500,000

$0.90

5 years

Investor

- Immediately vested

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- Mandatory exercise under certain Common Stock

     volume and price trading circumstances

- $166,000 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

1,000,000

$0.50

5 years

Investor

- Immediately vested

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Company can require conversion upon filing of an

     effective registration statement covering warrant

     shares

- Underlying shares were registered as required under

     registration rights agreement

- $315,877 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

500,000

$1.00

5 years

Investor

- Only exercisable to extent that investor’s warrants

     for 1,000,000 shares at $0.50 per share exercise

     price with 1 year life have been exercised

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- $102,823 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

500,000

$1.25

5 years

Investor

- Only exercisable to extent that investor’s warrants

     for 1,000,000 shares at $0.50 per share exercise

     price with 1 year life have been exercised

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- $91,985 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

1,000,000

$1.00

1 year

Investor

- Immediately vested

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Underlying shares were registered as required under

     registration rights agreement

- $364,542 fair value used in allocation of proceeds

     from financing between warrants and preferred

     stock issued

50,000

$0.75

5 years

Placement agent

- Immediately vested

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- Mandatory exercise under certain Common Stock

     volume and price trading circumstances

- Underlying shares were registered as required under

     registration rights agreement

- $18,748 fair value recorded as offering cost

50,000

$0.90

5 years

Placement agent

- Immediately vested

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- Mandatory exercise under certain Common Stock

     volume and price trading circumstances

- Underlying shares were registered as required under

     registration rights agreement

- $16,600 fair value recorded as offering cost

100,000

$0.50

5 years

Placement agent

- Immediately vested

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Company can require conversion upon filing of an

     effective registration statement covering warrant

     shares

- Underlying shares were registered as required under

     registration rights agreement

- $53,807 fair value recorded as offering cost

50,000

$1.00

5 years

Placement agent

- Only exercisable to extent that placement agent’s

     warrants for 100,000 shares at $0.50 per share

     exercise price with 1 year life have been exercised

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- $10,282 fair value recorded as offering cost

50,000

$1.25

5 years

Placement agent

- Only exercisable to extent that placement agent’s

     warrants for 1,000,000 shares at $0.50 per share

     exercise price with 1 year life have been exercised

- Exercise price adjusted for future Common Stock

     issuances at a price per share below exercise price

- Underlying shares were registered as required under

     registration rights agreement

- $9,198 fair value recorded as offering cost

100,000

$1.00

1 year

Placement agent

- Immediately vested

- Exercise price adjusted for future Series A

     Convertible Preferred Stock issuances at a price

     Per share below exercise price

- Cashless exercise available if no registration

     statement covering warrant shares effective on

     exercise date if after 8/31/08

- Underlying shares were registered as required under

     registration rights agreement

- $36,474 fair value recorded as offering cost

100,000 warrants to purchase shares of our Series A Convertible Preferred Stock were issued during 2007.  The significant terms and conditions of those warrants are presented below.

Exercise

  Contractual

Number

Price

Life

Issued To

Other Conditions

100,000

$0.50

5 years

Placement agent

- Immediately vested

- Underlying shares of Common Stock were

     registered as required under registration rights

     agreement

- $47,160 fair value recorded as offering cost

BioForce Nanosciences Holdings, Inc.

Comment #9 – SEC Letter Dated July 22, 2008

Excerpt from NOTE E –STOCK WARRANTS AND OPTIONS:

OPTIONS

During the second quarter of 2007 our Board of Directors approved the BioForce Nanosciences Holdings, Inc. Amended and Restated 2006 Equity Incentive Plan.  Under the terms of this plan, options may be granted to officers, directors, employees, consultants and independent contractors to purchase up to an aggregate of 7,197,245 shares of our Common Stock.  This plan, upon approval by our shareholders, will replace the BioForce Nanosciences Holdings, Inc. 2006 Equity Incentive Plan, the BioForce Nanosciences, Inc. 2003 Stock Option Plan and the BioForce Nanosciences, Inc. 2000 Amended and Restated Stock Option Plan.  Absent shareholder approval, the three prior plans would survive to support incentive stock options granted under them, and incentive stock options granted under the Amended and Restated 2006 Equity Incentive Plan would become non-statutory stock options.  As of December 31, 2007, there were 2,037,460 options outstanding under this plan at exercise prices of $0.46 to $0.91 per share, none of which were vested.  Stock options vest at a rate determined by the plan’s administrator, which is generally three years, and have a life of ten years.

Under the terms of the 2000 Amended and Restated Stock Option Plan, options may be granted to officers, directors, employees, consultants and independent contractors to purchase up to an aggregate of 1,009,545 shares of our Common Stock.  As of December 31, 2007, there were 152,619 options outstanding under this plan at exercise prices of $0.34 to $0.84 per share, all of which were fully vested.  Stock options vest at a rate determined by the committee administering the plan, which is generally two years, and have a life of ten years.

Under the terms of the 2003 Stock Option Plan, options may be granted to officers, directors, employees and consultants to purchase up to an aggregate of 1,187,700 shares of our Common Stock. As of December 31, 2007, there were 1,137,431 options outstanding under this plan at exercise prices of $1.05 to $3.75 per share, including vested options for 799,153 shares. Stock options vest at a rate determined by the plan’s administrator, which is generally two to three years, and have a life of ten years.

Under the terms of the 2006 Equity Incentive Plan, options may be granted to officers and employees to purchase up to an aggregate of 5,000,000 shares of our Common Stock.  As of December 31, 2007, there were 1,345,000 options outstanding under this plan at exercise prices of $1.25 to $4.60 per share, including vested options for 703,333 shares.  Stock options vest at a rate determined by the plan’s administrator, which is generally two years, and have a life of ten years.

The 2000 Amended and Restated Stock Option Plan and 2003 Stock Option Plan are plans that were originally put into place by our subsidiary, BioForce Nanosciences, Inc. (“BioForce”).  See Note J - Business Combinations for a discussion of our acquisition of BioForce.  The Merger Agreement between us and BioForce clearly requires us to assume BioForce’s obligation to issue shares subject to its outstanding options under these plans, but is silent with regard to assumption of the plans themselves.  We believe that we are obligated to assume the plans under the Merger Agreement, and are administering the plans and reporting our financial condition in that manner.

Prior to January 1, 2006, we accounted for stock compensation plans under the recognition and measurement provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”), and related interpretations, as permitted by FASB Statement No. 123, “Accounting for Stock-Based Compensation” (“SFAS 123”).  No stock-based employee compensation cost was recognized for stock option awards in the consolidated statements of operations for the periods prior to January 1, 2006, as all options granted under those plans had an exercise price equal to the market value of the underlying Common Stock on the date of the grant in accordance with APB 25.

Effective January 1, 2006, we adopted the fair value recognition provisions of FASB Statement No. 123(R), “Share-Based Payment” (“SFAS 123R”), using the modified-prospective-transition method.  Under this transition method, total compensation cost for 2007 and 2006 includes compensation costs for all share-based payments granted prior to, but not yet vested as of January 1, 2006, based on the grant date fair value estimated in accordance with the original provisions of SFAS 123, and compensation costs for all share-based payments granted subsequent to January 1, 2006, based on the grant date fair value estimated in accordance with the provisions of SFAS 123R.  Accordingly, compensation cost for grants of stock options of $1,035,849 and $723,261 has been recognized in the accompanying consolidated statement of operations for 2007 and 2006, respectively.  We have recognized no tax benefit associated with this amount and have not capitalized any such cost as an asset.  We estimated the fair value of our option awards granted prior to January 1, 2006 using the Black-Scholes option-pricing formula, and continue to use this model.  We record compensation expense for stock options ratably over the option’s vesting period.  Results for prior periods have not been restated.  The effects of applying SFAS 123 may not be representative of the effects on reported net earnings for future years.

The fair value of each option granted has been estimated on the date of grant using the Black-Scholes option valuation model, using the following weighted average assumptions:

2007

2006

Risk free interest rates

3.28% to 5.13%

4.45% to 4.98%

Dividend yield

0.00%

0.00%

Effective expected volatilities

55.79% to 62.78%

45.00% to 62.78%

Expected lives

5 years

5 years

The risk-free interest rate is a based upon the U.S. Treasury yields in effect at the time of each grant for the expected life of the grant.  We use a dividend yield of zero for the calculation because we have never paid cash dividends and do not anticipate that we will begin to pay dividends on our Common Stock within the foreseeable future.  Because our stock has a limited trading history, the expected volatilities are based upon the actual price volatility of the stock of a group of publicly traded companies which are deemed to be comparable to us based upon market capitalization and industry.  The expected lives of our stock options are based upon the historical activity within our various stock options plans.

A summary of the status of our stock option plans as of December 31, 2007 and 2006, and the changes during the years are presented below:

  Weighted

Number of

   Average

Shares

Exercise Price

Outstanding at January 1, 2006

1,341,312

$1.29

Options issued - 2006

1,210,000

$2.64

Options exercised - 2006

-

  -

Options canceled - 2006

(117,815)

$4.07

---------

 ----------

Outstanding at December 31, 2006

2,433,497

$1.82

Options issued – 2007

2,532,460

$1.04

Options exercised – 2007

-

-

Options canceled – 2007

(293,447)

$1.84

---------

----------

Outstanding at December 31, 2007

4,672,510

$1.40

=========

==========

The following table summarizes information concerning outstanding and exercisable options at December 31, 2007:

Options Outstanding

Options Exercisable

Weighted

Average

Weighted

  Weighted

Remaining

Average

Average

Range of

Number

Contractual

Exercise

Number

Exercise

Exercise Price

  Outstanding

  Life (Years)

Price

Exercisable

Price

------------------

-----------------

----------------

----------

---------------

--------

$0.34 - $0.99

2,205,080

9.15

$0.86

157,619

$0.79

$1.00 - $1.99

1,567,430

8.09

$1.49

939,154

$1.44

$2.00 - $2.99

780,000

8.83

$2.27

515,000

$2.26

$3.00 - $4.60

120,000

8.29

$4.46

43,333

$4.40

---------

---------

Total

4,672,510

$1.40

1,655,106

$1.71

=========

=========

The aggregate intrinsic value of options outstanding at December 31, 2007 and 2006 was $________ and $_________, respectively.  The aggregate intrinsic value of options exercisable at December 31, 2007 and 2006 was $_________ and $__________, respectively.

The weighted-average grant date fair value of options granted during the years 2007 and 2006 was $______ and $________, respectively.

As of December 31, 2007, there was $__________ of total unrecognized compensation cost related to non-vested share-based compensation granted under our option plans.  That cost is expected to be recognized over a weighted-average period of ___ years.  The total fair value of shares vested during the years 2007 and 2006 was $_______ and $_______, respectively.

BioForce Nanosciences Holdings, Inc.
Comment #10 – SEC Letter Dated July 22, 2008

NOTE I – ISSUANCE OF SERIES A CONVERTIBLE PREFERRED STOCK:

In August 2007 we completed a private placement of securities from which we received gross proceeds of $500,000.  The securities issued in this placement included 1,000,000 shares of our Series A Convertible Preferred Stock, and warrants to purchase a total of 4,000,000 shares of our Common Stock.  In accordance with EITF 00-27, a portion of the proceeds were allocated to the warrants based upon their relative fair value, which totaled $1,228,703 using the Black Scholes option pricing model.  Further, in accordance with EITF 00-27, we attributed a beneficial conversion feature of $142,294 to the Series A Convertible Preferred Stock based upon the difference between the conversion price of those shares and the closing price of the Company’s Common Stock on the date of issuance.  Both the fair value of the warrants and the beneficial conversion feature were recorded as dividends, in the total amount of $360,840.  These dividends were recorded as a reduction of retained earnings and an increase to additional paid in capital.

The Series A Convertible Preferred Stock calls for a dividend of 8% per year, payable semi-annually.  The dividend may be paid, at our option, in shares of our Common Stock in lieu of cash.  The shares have a liquidation preference of $0.50 per share, plus any accrued and unpaid dividends, which much be paid before any payment shall be made or assets distributed to holders of our Common Stock.  The Series A Convertible Preferred Stock is convertible, at the option of the holder but no later than August 31, 2010, into shares of our Common Stock at the rate of one share of Common Stock for each $0.48 of liquidation preference, subject to adjustment if we issue Common Stock, or securities convertible into Common Stock, for a price lower than $0.48 per share.

BioForce Nanosciences Holdings, Inc.

Comment #13 – SEC Letter Dated July 22, 2008

CERTIFICATION PURSUANT TO

SECTION 302 OF THE SARBANES-OXLEY ACT OF 2002

I, Kerry M. Frey, certify that:

1.

I have reviewed this quarterly report on Form 10-QSB of BioForce Nanosciences Holdings, Inc.;

2.

Based on my knowledge, this report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this report;

3.

Based on my knowledge, the financial statements, and other financial information included in this report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this report;

4.

The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a – 15(f) and 15d – 15(f)) for the registrant and have:

(a)

Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the small business issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b)  Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c)

Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d)

Disclosed in this report any change in the registrant’s internal control over financial reporting that occurred during the registrant’s most recent fiscal quarter (the registrant’s fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant’s internal control over financial reporting; and

5.

The registrant’s other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant’ss auditors and the audit committee of the registrant’s board of directors (or persons performing the equivalent functions):

(a)

All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant’s ability to record, process, summarize and report financial information; and

(b)

Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant’s internal control over financial reporting.

Date:  (current date)

/s/ Kerry M. Frey

Kerry M. Frey

Principal Executive Officer

(note – corresponding changes will also be made to the Principal Financial Officer’s certification)